Exhibit 77(m)

(a) The Board of Trustees of Pilgrim  SmallCap Asia Growth Fund, (on November 2,
2000) and Shareholders of Pilgrim SmallCap Asia Growth Fund (on March 15, 2001), and the Board of Directors of Pilgrim Advisory Funds, Inc., on behalf of the Fund (on November 2, 2000) approved an Agreement and Plan of Reorganization under which the Fund acquired all of the assets and liabilities of Pilgrim SmallCap Asia Growth Fund in exchange for Classes A and Class B shares, as applicable, of the Fund. The reorganization concluded on March 23, 2001.